650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 3, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Maryse Mills-Apenteng
Laura Veator
Craig Wilson
Barbara C. Jacobs
Katherine Wray

Re:	TrueCar, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted February 14, 2014
CIK No. 0001327318

Ladies and Gentlemen:

On behalf of our client, TrueCar, Inc. (“TrueCar” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 13, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comments set forth in the Comment Letter, TrueCar has revised the Registration Statement and is concurrently filing via EDGAR this letter and a revised draft of the Registration Statement.  For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on February 14, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.                                    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

AUSTIN  BRUSSELS  GEORGETOWN, DE  HONG KONG  NEW YORK  PALO ALTO  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC

Securities and Exchange Commission

April 3, 2014

The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). There are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, or published or distributed by any broker or dealer that is participating or will participate in the offering, the Company will supplementally provide copies to the Staff.

2.                                    We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and confirms that the Company will update the Registration Statement with the required information in a subsequent amendment, including but not limited to the price range, as soon as such information is available. The Company further acknowledges that the Staff may have additional comments when the Company provides the preliminary price range and includes price-based information in the Registration Statement, and will ensure that the Staff has sufficient time to review such information.

Prospectus Summary

Overview, page 1

3.                                    You disclose in the first paragraph of your summary that you customize and operate your platform for your “affinity group marketing partners, such as USAA and Consumer Reports, financial institutions, and other large enterprises such as Boeing and Verizon.” Elsewhere in the filing, including on pages 3 and 85, you also highlight AAA, American Express, PenFed, Disney and WalMart as groups with whom you partner. Please tell us on what objective basis you selected each of these entities (other than USAA) as representatives of your affinity group and corporate partners. We note your disclosure elsewhere that the single largest source of user traffic from your affinity group marketing partners comes from the site you maintain for USAA.

The Company advises the Staff that it selected the disclosed affinity group marketing partners based on a variety of objective qualitative and quantitative factors to provide a representative sample of its business. The Company organizes its non-USAA partners into seven functional categories based on the nature of that entity’s business, and the selected affinity group marketing partners are representative of four of these seven functional categories. The Company selected those four categories because they represent over 75% of the units sold through traffic directed by the Company’s non-USAA partners.

Securities and Exchange Commission

April 3, 2014

The Company highlighted specific entity names as opposed to functional categories because the Company believes this approach provides investors with a more specific understanding of its business with its affinity group marketing partners. Additionally, Consumer Reports, American Express and PenFed are three of the Company’s top five individual non-USAA partners, as measured by the number of units purchased by users accessing our platform through affinity group marketing partner sites. Furthermore, the Company disclosed Boeing, Verizon, Disney and WalMart because they are representative of the type of national companies with large, dispersed employee bases that focus on employee satisfaction and retention, and that frequently offer benefits to their employees such as our platform.

4.                                    In the last paragraph on page 1, please balance your disclosure of revenues generated for the nine months ended September 30, 2013, with disclosure of your net losses for the same period.

The Company advises the Staff that it has revised its disclosure on page 1 of the Registration Statement to address the Staff’s comment.

Industry Overview and Market Opportunity, page 2

5.                                    With respect to each third-party statement in your prospectus – such as the market data by the Bureau of Economic Analysis, the National Automobile Dealers Association, and Automotive News referenced in your summary, as well as the information from third parties cited in your business section – please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether any or all of the reports or other publications were prepared for you.

The Company advises the Staff that the Company is supplementally providing to the Staff the relevant portions of each of the third-party industry research reports and publications cited in the Registration Statement. Please refer to the materials attached as Annex I.  No other third-party statements are included in the Registration Statement.  To expedite the Staff’s review, we have marked the industry research data so that the Staff can easily locate and review the relevant data.  None of the reports or other publications cited were prepared for us for use in the Registration Statement.

Risk Factors

Risks Related to our Business and Industry

“The loss of a significant affinity group marketing partner...,” page 16

6.                                    You disclose here that a significant reduction in the number of cars purchased from your TrueCar Certified Dealers by members of your affinity group marketing partners would reduce your revenue and harm your operating results, and you state that “a majority” of the automobiles purchased by your users were matched to the car-buying sites you maintain for your affinity group marketing partners. Please consider providing more specific, quantitative disclosure of the number or percentage of automobiles purchased by members of your affinity group marketing partners in the aggregate as well as the amount or percentage of revenues attributable to such purchases, so that investors may better understand the extent of the risks described. We note in this regard that you disclose in the following risk factor on page 17 the percentage of units purchased attributable to the car-buying site you maintain for USAA, your most significant affinity group marketing partner.

Securities and Exchange Commission

April 3, 2014

The Company advises the Staff that it believes additional disclosure regarding units sold through its non-USAA affinity group marketing partners would not be material to an investor’s understanding of the Company’s business. The Company has over 110 non-USAA affinity group marketing partners, reaches hundreds of large employers through direct and indirect relationships, and believes that no individual non-USAA partner or employer is material to its business or future financial performance. The Company views its affinity group marketing partners as one of the Company’s many channels for marketing its platform.  The Company further advises the Staff that it regularly reviews and reallocates its marketing resources among various potential activities, including but not limited to TV advertising, radio advertising, digital advertising, USAA campaigns, other affinity group marketing partner campaigns, new partner onboarding and dealer-facing sales activities. To the extent any individual non-USAA affinity group marketing partner were to discontinue use of the Company’s platform, the Company believes it has the ability to shift marketing resources, generally on a weekly or monthly basis, to drive unit volume through alternate channels. Over the last 24 months, the Company has not experienced any loss of an individual non-USAA partner or group of non-USAA partners, other than the disclosed modified relationship with Yahoo!, that it considers material to its business or financial performance.

“Any adverse change in our relationship with United Services Automobile Association...,” page 17

7.                                    You disclose here that for the nine months ended September 30, 2013, 44.7% of all units purchased by users from TrueCar Certified dealers were matched to users of the car-buying site you maintain for USAA. Please briefly explain here what you mean by the term “units,” as it is the first time you use the term in the prospectus. We note the definition on page 50.

The Company has revised its disclosure on page 17 of the Registration Statement in response to the Staff’s comment.

“We may be unable to maintain or grow relationships with information data providers...,” page 21

8.                                    Please tell us whether you are materially reliant on any individual third-party data providers for the historic and real-time data that is used to power your platform. If so, please ensure that your business section describes your relationship with any such providers in materially complete terms, and tell us what consideration you gave to filing your agreements with such providers as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. We note in this regard the general discussion in your business section on page 86 regarding your third-party data sources, including dealers, data aggregators, manufacturers, insurance companies, and others.

The Company advises the Staff that the Company has established relationships with over twenty different providers of data feeds.  The Company uses the information from these feeds in the ordinary course of its business and these numerous feeds provide overlapping information and redundancy.  As a result, the Company does not believe that it is materially reliant on any individual third party data provider for data used to power its platform.  Because these agreements with providers of data are entered into in the ordinary course and because the Company is not substantially dependent on any single provider, the Company believes that it is not required to file any of its agreements with data providers pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

April 3, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

General

9.                                    You refer numerous times in your discussion of results of operations and liquidity and capital resources to your agreement with Yahoo!, which was entered into in October 2011 and significantly modified in June 2012. For example, when comparing your results of operations for the nine months ended September 30, 2013 to the year-earlier period, you attribute the decrease in data and other revenue primarily to a decrease in lead referral fees arising from the modification of your marketing arrangement with Yahoo!. In order to provide context for such disclosures, please describe in an appropriate place in MD&A the Yahoo! agreement and the June 2012 modification, to the extent material to an understanding of how the agreement and its modification affected your results of operations and liquidity and capital resources for the periods presented. We note the discussion of the arrangement with Yahoo! on page F-35 in your financial statement footnotes.

The Company advises the Staff that it has revised its disclosure related to the Yahoo! arrangement on page 48 of the Registration Statement in response to the Staff’s comment.

Overview, page 47

10.                            Please clarify if customers have any recourse to you for Guaranteed Savings Certificates or if this is strictly an obligation of the TrueCar Certified Dealers.

The Company advises the Staff that it is not aware of any legally binding obligation that would provide car buyers who unsuccessfully attempt to use a Guaranteed Savings Certificate at a TrueCar Certified Dealer with recourse against TrueCar.  The Guaranteed Savings Certificates are issued by TrueCar Certified Dealers to consumers using the TrueCar information and communication platform.  Thus, the obligation created by the Guaranteed Savings Certificate is undertaken solely by the TrueCar Certified Dealer who issued the Guaranteed Savings Certificate.

Key Metrics, page 49

11.                            For each of your key metrics please tell us what consideration you gave to presenting monthly or quarterly data which may be indicative of any material trends that would be useful to investors. We note for example seasonal trend discussion on page 63 that may be material information to investors concerning future revenues. In this regard, please tell us whether management uses monthly or quarterly Key Metric data to evaluate the operating results of the company.

The Company advises the Staff that it has revised its disclosure on page 62 of the Registration Statement to include Key Metrics on a quarterly basis. In addition, the Company respectfully advises the Staff that it believes the inclusion of monthly data has the potential to cause misleading interpretations of performance given the significant variability of such data if viewed on a monthly basis.

Securities and Exchange Commission

April 3, 2014

Units, page 50

12.                            We note your disclosure that a unit is counted following such time as you have matched the sale to a TrueCar user with one of TrueCar Certified Dealers. Please clarify whether these numbers are adjusted for the credits that you subsequently issue as a result of reconciling sales to dealer reported sales, as described on page F-15.

The Company advises the Staff that units disclosed are not adjusted for credits that it may subsequently issue to dealers.  The Company does not disclose units sold net of sales allowances or credits as sales allowances or credits may not necessarily be related to a specific vehicle purchased.  As discussed in the Company’s response to comment 19, the Company may grant credits in its sole discretion to support business relations with a given dealer.  Additionally, the Company establishes an estimate of sales allowance at the time of revenue recognition based on its history of adjustments and credits provided to its network of dealers.  In many instances, these estimates of sales allowances are not aligned with individual units sold and it would therefore be difficult for the Company, and potentially misleading to investors, to disclose net units sold after estimated sales allowance and credits.  The Company additionally notes that its monetization metric presents average transaction revenue per unit.  Since revenue is presented net of sales allowance, the monetization metric is a key metric used by management and disclosed to investors that does account for sales allowances and credits issued to dealers.

The Company advises the Staff that it has revised its disclosure related to the definition of units on page 50 of the Registration Statement in response to the Staff’s comment.

Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012

Sales and Marketing Expenses, page 55

13.                            We note your disclosure that you had increased promotional activities, including loan subvention, where you pay a portion of a customer’s borrowing costs for car loan products offered by certain affinity group marketing partners. Please clarify the form and nature of these activities, including whether you are a party to the loan agreement in the loan subvention transactions. Tell us how you determined the appropriate accounting and income statement classification for these costs, including your consideration of the provisions in ASC 605-50.

The Company supplementally advises the Staff that the Company has initiated loan subvention programs with certain affinity group marketing partners in an effort to increase traffic to its platform. Under these programs, the Company subsidizes new car loan rate discount programs for members of the affinity group marketing partners to incentivize these members to purchase a vehicle using one of the Company’s websites.  The Company is not a party to the loan agreement, does not take on any risk or obligation for the loan and the purchaser of the vehicle or member is not a customer of the Company.  The loan agreement is between the member and the applicable financing company.  Rather, the Company pays fees to its affinity group marketing partners who in turn provide interest rate reductions to their members financing their vehicle purchases under separate and distinct arrangements.

Securities and Exchange Commission

April 3, 2014

The Company determined fees paid to affinity group marketing partners for loan subvention to be sales and marketing expenses as they are paid to our affinity group marketing partners in order to increase traffic to the Company’s platform.  The fees are another form of marketing spend to drive traffic to the Company’s platform and acquire users of the affinity group marketing partner sites similar to the fees discussed in response to the Staff’s comment 23.  These payments are solely made to the Company’s affinity partners who are not customers of the Company and, as such, the Company does not believe that ASC 605-50 applies to these arrangements.

Business

Our Solution

Why consumers use TrueCar, page 83

14.                            You state that for the three months ended September 30, 2013, TrueCar users paid, on average, approximately $3,000 less than MSRP. Please tell us whether these savings are consistent with savings historically obtained by your users, and if not, please provide historical disclosure to provide context.

The Company advises the Staff that the savings obtained by its users during the fourth quarter of 2013 were consistent with savings obtained for the year ended December 31, 2013 and in prior periods. In addition, the Company has revised the language in its Registration Statement on page 84 to cover the entire 2013 period.

Robust data and proprietary analytics platform, page 86

15.                            You disclose here that your platform synthesizes data from numerous third-party and proprietary sources to identify sales for which TrueCar certified dealers pay you a fee when a TrueCar user purchases a car from them. We note similar disclosures describing your pay-per-sale billing model elsewhere in the filing, including on page 71 in MD&A. Please explain to us in greater detail, with a view toward disclosure, how specifically you utilize these sources to identify when a sale has been made for which you are contractually entitled to be paid under your pay-per-sale arrangements, and ensure that your filing discusses all material limitations with respect to this process. In this regard, we note your risk factor beginning on page 21 discussing the adverse impact of data feed interruptions on your ability to invoice dealers for per-sale fees.

The Company advises the Staff that in the process of obtaining a Guaranteed Savings Certificate, TrueCar users provide their name, address, e-mail and phone number to the Company.  After a sale occurs, the Company receives information regarding the sale — including the identity of the purchaser — via the dealer management system used by the dealer that made the sale.  To the extent that a sale is not matched via comparison of user information stored on the Company’s servers to sale information provided by the dealer management system, the Company also establishes matches via one or more of the over 20 different data feeds provided to the Company by third party data aggregators, loan and insurance files provided by the Company’s affinity group marketing partners and other publicly available sources.  This process often results in overlapping sales matches between a dealer management system and multiple data feeds, resulting in a high degree of certainty with respect to the Company’s ability to match sales.  To address the Staff’s comment, the Company has revised its disclosure on page 71 to provide additional information regarding the sales matching process. We respectfully note to the Staff that we do not believe there are material limitations to our sales matching process.

Securities and Exchange Commission

April 3, 2014

The Company also advises the Staff supplementally that, to date, the Company believes that it has not experienced a data feed interruption that has materially affected its financial results.  The Company also notes that because the Company currently subscribes to over 20 data feeds – resulting in the significant overlap or redundancy described above – it does not believe that any single data feed interruption would have a material impact on its financial results in the future.  The Company notes to the Staff that these interruptions have sometimes resulted in minor delays in sales matching that have to date not been significant enough to impact the Company’s timely financial reporting.

16.                            Please describe more specifically the “other performance based metrics” that are enabled by your pay-for-performance business model, as noted in the last paragraph on page 86.

The Company advises the Staff that the Company has addressed the Staff’s comment by adding additional disclosure on page 87.

Certain Relationships, Related Party and Other Transactions Strategic Relationships, page 128

17.                            In describing your commercial arrangements with USAA, your largest shareholder and most significant affinity group marketing partner, you disclose the percentage of all units purchased by users of TrueCar Certified dealers that were matched to users of the car-buying site you maintain for USAA. Please also disclose the corresponding amounts of your total revenues that were attributable to your relationship with USAA. In addition, clarify whether your Service and Maintenance Agreement with USAA is on terms more or less favorable than those obtained in arm’s-length transactions with unaffiliated third parties.

The Company advises the Staff that its commercial arrangement with USAA is that of a marketing partnership as discussed below in response to the Staff’s comments 23 and 26, whereby the objective of the arrangement is to increase consumer awareness and to acquire traffic or drive users to the Company’s platform.  The Company does not track revenues associated with each unit purchased from USAA-directed traffic as our transaction revenues are paid to the Company by dealers, not USAA, and vary depending on whether a dealer is on a pay per sale or a subscription-based arrangement.

In addition, the Company advises the Staff that despite the fact that a representative from USAA serves on the Company’s board of directors and USAA is the Company’s largest stockholder, the Company negotiated its Service and Maintenance Agreement with USAA on an arm’s-length basis.  The Company advises the Staff that the Company has added language on page 129 of the Company’s registration statement to address the Staff’s comment.

Securities and Exchange Commission

April 3, 2014

Principal Stockholders, page 134

18.                            Please revise to identify the natural persons who have voting or dispositive power over the shares of your common stock held by entities affiliated with USAA and Upfront Ventures, or explain to us in your response letter why you do not believe such disclosure is required.

The Company advises the Staff that it has revised the disclosure on pages 136 and 137 to identify the natural persons who have voting or dispositive power over the shares of common stock held by entities affiliated with USAA and Upfront Ventures.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition

Transaction Revenues

Auto Buying Program Revenues, page F-19

19.                            Further to comment 15 above, we again note your disclosure that your receive information regarding vehicle sales from a variety of data sources, and you use this information to identify whether a sale has occurred between an Auto Buying Program user and a dealer. We also note your disclosure on page F-15 that adjustments and credits are made based on a reconciliation of vehicle sales identified by the Company to dealer reported sales, including instances where there are difficulties in reconciling the specific identity of the purchaser of the vehicle, and instances where a dealer claims that an introduction was previously identified by the dealer from a source other than the Company. Please clarify the contractual terms and conditions under which fees are payable to you by the dealer, including whether they are contingent on verification or acceptance of the transaction by the dealer. Tell us how you consider revenue to be realized in advance of verifying the identity of the purchaser of the vehicle, and the source of introduction to the sale, and how your revenue recognition policies comply with Staff Accounting Bulletin No. 104.

The Company respectfully advises the Staff that under the contractual terms and conditions with dealers on the TrueCar Certified Dealer Network operating on a pay-per-sale basis, each dealer is required to pay the Company upon the sale of a vehicle to a user that has been introduced to the dealer. The Company’s services are complete when a user has been introduced to the dealer and the revenue from the dealer is not contingent on verification or acceptance of the transaction by the dealer. The Company additionally advises the Staff that instances where the Company has difficulties in reconciling the specific identity of the purchaser of a vehicle are extremely rare and will revise its disclosure accordingly.

In accordance with Staff Bulletin No. 104, the Company recognizes revenue when it is realized or realizable and earned, which is when the following four criteria are met:

a)            Persuasive Evidence of an Arrangement Exists – An executed contract exists between the dealer and the Company with agreed upon service fees and payment terms. Under the Company’s pay per sale agreements with its network of dealers, the Company enters into an arrangement where fees are earned on a per vehicle basis for sales to users.  The contractual arrangements provide that the fees from the dealer are due upon sale of a vehicle to a user.

Securities and Exchange Commission

April 3, 2014

b)           Delivery has Occurred or Services have been Rendered – The Company’s services have been rendered and are complete when a lead has been delivered to the dealer, which occurs prior to the sale of the vehicle by the dealer. The fee is realizable and earned when the sale occurs between the user and the dealer.

The Company supplementally advises the Staff that users of the Company’s platform provide specific identification information which the Company stores on its servers, including name, address, e-mail and phone number.  The Company specifically tracks each lead that it provides to its network of dealers.  Prior to a vehicle sale occurring, a user generates a Guaranteed Savings Certificate providing the Company with identity and verification of the source of the lead, which is then forwarded to the specific dealer. Vehicle sales data is reported to the Company on a daily basis from a variety of sources, including the Company’s network of dealers and automobile data aggregators.  User information obtained from users generating Guaranteed savings certificates is matched to sales data collected under our sales matching process in a real-time, systematic manner with the vehicle sale information. The Company invoices dealers on a daily basis for every lead provided to the dealer match with a car sale.  Based on the above, there is a high degree of certainty with respect to the identity of a user and the source of the lead for the vehicle sale.

c)            Fees are Fixed or Determinable – The fees that the Company charges its dealers are fixed and agreed upon at the execution of a contract between the dealer and the Company and as described above, are not contingent upon verification by the dealer, nor are they subject to contractual acceptance provisions. While the fees charged are not subject to contractual adjustment, the Company may provide credits on a case by case basis in connection with its overall dealer relationship management programs.

The vast majority of the credits issued are to maintain customer goodwill to support dealer relations. For example, a dealer may claim that a user was previously introduced to them from a source other than the Company and requests a credit, while contractually the dealer is obligated to pay the invoice, the Company may grant a credit at its discretion.  On a daily basis, the Company manages thousands of dealer relationships and as part of its business processes, has developed practical and efficient working practices to manage dealer relationships and enforce the terms of its arrangements.  The Company requires dealers to submit claims in writing to the Company within a specified period of time to be considered.  Because our sales matching process provides a high degree of certainty as to the identity of purchaser and source of the lead at the time of a vehicle sale, individual dealers that consistently and unreasonably attempt to dispute the source of the lead and claim invalid credits are not granted further credit and may be terminated from our dealer network. The Company establishes a sales allowance at the time of revenue recognition based on its history of adjustments and credits provided to its network of dealers.  The Company believes its sufficient history allows it to make reliable estimates of the amount of adjustments given the large homogeneous population of small dollar transactions, and is further able to corroborate this analysis on a real time basis each reporting period through an analysis of actual post balance sheet credit activity prior to the release of its financial statements.  To date, actual sales allowances granted to dealers have been materially consistent with the Company’s estimates.

Securities and Exchange Commission

April 3, 2014

d)           Collectability is Reasonably Assured – The Company determines the credit worthiness of its customers at the inception of its relationships with them.  Collectability of receivable balances is assessed based on the Company’s determination of credit worthiness and its experience with collections with the applicable dealer.

Based on the above, the Company has determined that revenue is realizable and earned at the date of the sale of a vehicle and that its revenue recognition policies comply with Staff Accounting Bulletin No. 104.

The Company has revised its disclosure on page F-18 in response to the Staff’s comment. The Company supplementally advises the Staff that it has removed the disclosure relating to difficulties in reconciling the specific identity of the purchaser of the vehicle as this occurs infrequently, and to clarify that the credits relate to dealer goodwill adjustments.

20.                            In this regard, reconcile your accounting policy disclosure with your page 1 disclosure that “...we generally earn a fee only when a TrueCar user purchases a car from [TrueCar Certified Dealers].”

The Company confirms that for the pay-for-performance business model, revenue is recognized upon the sale of a vehicle to a user of the Company’s platform.  The Company believes that its disclosure on page 1 is consistent with the Company’s revenue recognition policy.

21.                            Please clarify the portion of your revenue derived from subscription agreements, the length of these agreements, and any cancellation terms.

The Company supplementally advises the Staff that for the year ended December 31, 2013, its subscription revenue approximated 41% of total revenues and 46% of transaction revenues.  Subscription agreements are short-term in nature with terms ranging from one to three months in length.  Subscription agreements based on a specified number of vehicle sales or consumer introductions are renegotiated at the beginning of each subscription period.  The terms of these subscription agreements allow both the dealer and the Company to cancel at any time.  However, fees earned related to periods up to the date of cancellation are contractually due to the Company and not subject to forfeiture.  Given the short-term nature of these subscription agreements and since the fee levels are frequently adjusted each subscription period, the Company notes that the pricing in these agreements is comparable to the pricing in its pay-for-performance agreements.  Therefore, the Company believes that separate disclosure of the amounts of subscription revenues does not enhance a reader’s understanding of the Company’s revenue.  The Company has revised its disclosures on pages F-18 and F-19 of the Registration Statement to provide more information about the short-term nature of its subscription agreements.

Securities and Exchange Commission

April 3, 2014

Data and Other Revenue

Lead Referral Fees, page F-21

22.                            We note your disclosure that you recognize lead referral fees at the time the lead referral is accepted by the lead buying entity, and that you pay lead generation costs to lead buying intermediaries. Please clarify the nature of these transactions, including the role of the lead buying entities, and how you considered the provisions of ASC 605-45 in determining to recognize revenue on a gross basis.

The Company respectfully advises the Staff that for the year ended December 31, 2013, lead referral fees earned by the Company totaled approximately $1.8 million.  As noted in our response to comment 23, prospective car buyers are attracted to the Company’s Auto Buying Program platform from a number of different marketing channels, including affinity partner arrangements, television and radio advertising and search engine marketing.  In certain instances the Company is unable to identify a dealer with a vehicle in its Certified Dealer Network that a prospective car buyer is searching for, which for example can occur when the Company does not have a certified dealer in the vicinity where a prospective car buyer is located. In these circumstances, the Company looks to sell this prospective car buyer lead to other auto buying websites that are able to locate a dealer that will service the prospective car buyer’s request. The Company recognizes as revenue the fee it receives from the lead buying entity.  The Company is not party to the arrangement with, and is not the primary obligor of, the lead buyer’s dealer and accordingly, revenue is recognized for the net fee received for the lead.  Because the Company has already attracted a prospective car buyer to its platform prior to determining to sell the lead, there are no lead buying intermediaries involved in these transactions.  Accordingly, the Company has determined that its revenue recognition polices are in accordance with the provisions of ASC 605-45.

The Company advises the Staff that it has revised its disclosure on page F-20 of the Registration Statement to revise the description of lead referral fees and cost of revenue (exclusive of depreciation and amortization).  As noted above, the Company does not currently purchase leads from lead buying intermediaries; and, accordingly, this reference is removed from the Company’s description of cost of revenue.

Sales and Marketing, page F-21

23.                            Please clarify the nature of your digital customer acquisition costs and your marketing fees earned by affinity group marketing partners for sales of vehicles from consumer traffic originated from Auto Buying Program websites maintained and operated by the company for affinity group marketing partners. Please clarify why these expenses are classified as sales and marketing rather than cost of revenues.

The Company advises the Staff that it uses a variety of mechanisms to drive traffic to its platform, including search engine marketing, broadcast (television and radio) marketing and affinity group marketing programs.  Affinity group marketing programs are developed with the Company’s affinity group marketing partners through the use of custom websites and marketing campaigns under its affinity partners’ own brands.

Securities and Exchange Commission

April 3, 2014

Affinity group marketing programs are just one of our marketing channels, and similar to television, radio or online advertisements, the objective of the affinity group marketing programs is to increase consumer awareness and to acquire traffic for or drive users to the Company’s platform. Consistent with the Company’s television and radio broadcast partners and search engine marketing partners, the Company’s affinity group marketing partners do not provide or supply the Company’s core platform and related tools, data or dealer network that are the basis for providing the Company’s service and generating revenue.  Once a user accesses the Company’s core platform, it is the Company’s core platform and related tools, data and dealer network that are the basis for providing its service and generating revenue. This does not vary whether a user is attracted to the Company’s platforms from a television or radio ad, search referral, affinity group marketing program or by a recommendation from a previously satisfied user.

The Company’s affinity group marketing programs are currently performance based marketing arrangements, whereby the Company’s affinity group marketing partners are paid fees based upon the number of units purchased by members of the affinity group marketing partner.  Although under the Company’s current arrangement payments are earned by the affinity partner based on sales of vehicles, these arrangements could also have been and may be structured in the future on a flat fee basis similar to television, radio and other similar marketing arrangements.  Conversely, other marketing arrangements which are typically charged on a flat fee basis could also be structured as performance based marketing arrangements.  For example, television or radio ads may disclose a code that can be entered during the customer identification process that then would allow the advertiser to track performance and pay based on performance measures, such as the sale of a vehicle.

The Company notes that there is no explicit accounting guidance on traffic acquisition costs and the classification of such costs as costs of revenues or sales and marketing expenses.  Therefore, the Company is required to apply its judgment considering the nature, objective and substance of such costs.  Accordingly, due to the affinity group marketing programs having the same economic objective, substance and purpose of the Company’s other performance and fixed fee based marketing arrangements (television, radio, search engine marketing) and the fact that none of its marketing partners provide or supply the Company’s core platform and related tools, data or dealer network that are the basis for providing the Company’s service and generating revenue, the Company has determined that its classification of fees paid to affinity group marketing partners as sales and marketing expenses is appropriate.

Employment Contracts, page F-36

24.                            Please clarify your accounting policy for the liquidity bonuses of $2.9 million that will be earned upon a change of control or upon an initial public offering if certain liquidity criteria are met.

The Company advises the Staff that it has revised its disclosure on page F-34 of the Registration Statement to include additional information about the accounting policy for the liquidity bonuses.

Securities and Exchange Commission

April 3, 2014

Note 11. Stockholders’ Equity

Warrants to Purchase Preferred Stock and Common Stock, pages F-37 and F-38

25.                            We note your disclosure that at September 30, 2013, 505,472 shares relating to the warrant you issued to USAA had vested based on achievement of performance milestones. Please clarify whether you recognized expense for the nine months ended September 30, 2013 for the additional shares that vested.

The Company advises the Staff that it recognized expense for the nine months ended September 30, 2013 and the year ended December 31, 2013 and has revised its disclosure on page F-38 of the Registration Statement to provide this additional information for the year ended December 31, 2013.

26.                            In this regard, tell us the basis for classifying the USAA warrant expense within Sales and Marketing in view of the performance milestones based on vehicle sales. It would appear such expenses would be related to cost of revenues.

The Company advises the Staff that it currently compensates USAA in warrants rather than cash, other than loan subvention fees, under its affinity marketing program.  Consistent with the response to the Staff’s comment 23, the Company has determined that affinity marketing program expenses are appropriately classified as sales and marketing expenses.

Other Equity awards, page F-41

27.                            Please clarify how you have accounted for the options to purchase shares of common stock issued to the CEO, whether you have recognized any expense related to these options, and the dollar amount of such expenses.

The Company advises the Staff that the options to purchase shares of common stock associated with the 2013 repurchase were accounted for as equity awards with a performance condition in accordance with ASC 718 at the time the repurchase right was granted.  The exercise of the option rights are contingent upon the achievement of certain performance conditions related to specified cash balances or Adjusted EBITDA targets during the allotted time period, and the continued service of the CEO.  Further, in accordance with ASC 718-10-55-108, the Company determined the service inception date preceded the grant date as the award was: (a) authorized, (b) the required service period began before the grant date, and (c) the award contains a performance condition that if not satisfied the award would result in forfeiture of the award.  Therefore, the Company recognized compensation cost beginning with the period the Company determined the performance conditions were probable of being achieved in accordance with ASC 718-10-25-20, which was during the quarter ended June 30, 2013.  The Company is recording compensation cost using the graded vesting method. The options to purchase shares of common stock associated with the 2012 repurchase were accounted for as equity awards in accordance with ASC 718 using the straight-line amortization method as there were only service conditions associated with this award. For the year ended December 31, 2013, the Company recognized $0.2 million of compensation expense related to these awards and expects to record additional estimated compensation expense of $1.1 million subsequent to December 31, 2013 over the remaining vesting term.

The Company advises the Staff that it has revised its disclosure on page F-41 of the Registration Statement to provide this additional information.

Securities and Exchange Commission

April 3, 2014

Note 15. Related Party Transactions, page F-48

28.                            Rule 4-08(k) of Regulation S-X requires related party transactions to be identified and amounts stated on the face of the balance sheet, income statement and statement of cash flows. For example, we note the USAA service arrangement amounts included in Sales and Marketing expense. Please revise your financial statements accordingly.

In response to the Staff’s comment, the Company has revised its financial statements to separately disclose amounts on the face of its financial statements.

* * * *

Securities and Exchange Commission

April 3, 2014

Please direct any questions with respect to this filing to me at (650) 565-3600 or tfoster@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Troy Foster
Troy Foster

cc:	Scott Painter, TrueCar, Inc.
Michael Guthrie, TrueCar, Inc.
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Christopher L. Kaufman, Latham & Watkins LLP
Steven B. Stokdyk, Latham & Watkins LLP